Exhibit 99.5

REPLIWEB INC. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2011

U.S. DOLLARS IN THOUSANDS

UNAUDITED

REPLIWEB INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	June 30,	December 31,
	2011	2010
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,105	$3,481
Short-term deposit	500	500
Restricted deposit	24	23
Trade receivables	1,046	1,997
Other accounts receivable	298	163

Total current assets	5,973	6,164

LONG-TERM ASSETS:
Severance pay fund	1,284	1,116
Property and equipment, net	132	159
Deferred tax asset, net	130	96
Other asset, net	621	745

Total long-term assets	2,167	2,116

Total assets	$8,140	$8,280

The accompanying notes are an integral part of the interim consolidated financial statements.

REPLIWEB INC. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands except share and per share data

	June 30,	December 31,
	2011	2010
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$102	$165
Employees and payroll accruals	713	670
Deferred revenues	2,372	2,667
Accrued expenses and other liabilities	365	489
Short-term liability to a related party regarding purchase of other asset	171	269

Total current liabilities	3,723	4,260

LONG-TERM LIABILITIES:
Long-term liability to a related party regarding purchase of other asset	214	271
Accrued severance pay	1,347	1,168

Total long-term liabilities	1,561	1,439

Convertible Preferred A shares of $0.01 par value - Authorized: 1,000,000 shares at June 30, 2011 and December 31, 2010; Issued and outstanding: 960,784 shares at June 30, 2011 and December 31, 2010; Liquidation preference of $ 5,880 at June 30, 2011	2,153	2,153

SHAREHOLDERS’ EQUITY:
Share capital - Ordinary shares of $ 0.01 par value - Authorized: 2,500,000 at December 31, 2010 and 2009; Issued and outstanding: 1,069,951 shares at December 31, 2010 and 2009	10	10

Additional paid-in capital	418	418
Retained earnings	275	-

Total shareholders’ equity	703	428

Total liabilities and shareholders’ equity	$8,140	$8,280

The accompanying notes are an integral part of the interim consolidated financial statements.

REPLIWEB INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands

	Six months ended June 30,
	2011	2010
	Unaudited
Revenues:
License	$1,679	$1,512
Services	2,210	1,889

Total revenues	3,889	3,401

Cost of revenues:
License	161	103
Services	436	407

Total cost of revenues	597	510

Gross profit	3,292	2,891

Operating expenses:
Research and development	1,972	2,000
Sales and marketing	564	597
General and administrative	444	467

Total operating expenses	2,980	3,064

Operating income (loss)	312	(173)
Financial income (expenses), net	3	(43)

Income (loss) before taxes on income	315	(216)
Taxes on income	40	148

Net income (loss)	$275	$(364)

The accompanying notes are an integral part of the interim consolidated financial statements.

REPLIWEB INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS' EQUITY

U.S. dollars in thousands

	Convertible Preferred A shares		Additional paid-in	Ordinary shares		Additional paid-in	Retained	Total shareholders'
	Shares	Amount	capital	Shares	Amount	capital	earnings	equity

Balance as of January1, 2011	960,784	$10	2,143	1,069,951	$10	$418	$-	$428

Net income	-	-	-	-	-	-	275	275

Balance as of June 30, 2011 (unaudited)	960,784	$10	$2,143	1,069,951	$10	$418	$275	$703

The accompanying notes are an integral part of the interim consolidated financial statements.

REPLIWEB INC. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2011	2010
	Unaudited
Cash flows from operating activities:

Net income (loss)	$275	$(364)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	166	166
Stock-based compensation	-	46
Exchange rate differences on restricted cash	1	-
Increase in accrued severance pay, net	11	17
Decrease in trade receivables	951	538
Increase in other accounts receivable	(135)	(118)
Increase (decrease) in trade payables	(63)	11
Increase in deferred tax asset	(34)	(41)
Increase (decrease( in employees and payroll accruals, accrued expenses and other liabilities	(82	50
Increase in deferred revenues	(295)	(44)
Decrease in liability to a related party	(80)	(23)

Net cash provided by operating activities	715	238

Cash flows from investing activities:

Short-term deposit	(1)	1,200
Purchase of property and equipment	(15)	(15)

Net cash provided by (used in) investing activities	(16)	1,185

Cash flows from financing activities:

Payments for liability to a related party	(75)	(75)
Dividend paid	-	(500)

Net cash used in financing activities	(75)	(575)

Increase in cash and cash equivalents	624	848
Cash and cash equivalents at the beginning of the period	3,481	2,342

Cash and cash equivalents at the end of the period	$4,105	$3,190

Supplemental disclosure of cash flow activities:

Cash paid during the year for:
Income taxes	$246	$195

The accompanying notes are an integral part of the interim consolidated financial statements.

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:-	GENERAL

Repliweb Inc. and its subsidiaries ("the Company") were incorporated and commenced operations in March 2000. The Company is registered under the laws of the State of Delaware, U.S.A.

Repliweb Inc. and its wholly-owned subsidiaries - Repliweb Ltd., an Israeli corporation, and Repliweb UK Ltd., a British corporation, develop and market software for content distribution.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company's consolidated financial position as of June 30, 2011, consolidated results of operations for the six months ended June 30, 2011 and 2010 and consolidated cash flows for the six months ended June 30, 2011 and 2010.

The balance sheet at December 31, 2010 has been derived from the audited consolidated financial statements of the Company at that date but does not include all of information and footnotes required by U.S. generally accepted accounting principles for complete financial statements.

These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2010. Results for the six months ended June 30, 2011 are not necessarily indicative of results that may be expected for the year ending December 31, 2011.

Unless otherwise noted, all references to "dollars" or "$" are to United States dollars.

b.	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c.	Basis of consolidation

The consolidated financial statements include the accounts of Repliweb Inc. and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

REPLIWEB INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 4:-	SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after June 30, 2011 through September 7, 2011, the date on which these financial statements were approved and available for issuance.

On September 7, 2011 Attunity Ltd., an Israeli corporation traded on the OTC Bulletin Board, signed a definitive agreement with the Company to acquire of 100% its outstanding shares. The total consideration is composed of (i) $3.3 million in cash, (ii) 4,032,258 ordinary shares of Attunity Ltd., (iii) up to $2.0 million earn-out payable in cash in April 2013, and (iv)  $4.0 million in cash is payable to Company's constituencies within 10 business days following the closing.